UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Exhibit 99.1 is hereby incorporated by reference into the report on Form 6-K.

Exhibit List

Exhibit No.
Exhibit 99.1	Veolia Environnement - Operating and Financial Review as of June 30, 2012

Exhibit 99.2	Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2012

VEOLIA ENVIRONNEMENT

By:	/s/ Magali Del Santo
Name: Magali Del Santo
Title: Authorized Signatory

Exhibit Index

Exhibit No.
Exhibit 99.1	Veolia Environnement - Operating and Financial Review as of June 30, 2012

Exhibit 99.2	Veolia Environnement Condensed Interim Consolidated Financial Statements for the half-year ended June 30, 2012